VIA EDGAR

February 10, 2011

Ms. Maryse Mills-Apenteng
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	RxBids, now known as Xsovt Brands, Inc. (the “Company”)
Current Report on Form 8-K (the “8-K”)
Filed February 1, 2011
File No. 000-53373

Dear Ms. Mills-Apenteng:

Xsovt Brands, Inc., formerly known as RxBids, a Nevada corporation (the “Company”), hereby submits for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s comment to the above referenced 8-K.  The Staff’s comment is set forth in a letter dated February 2, 2011.  For the Staff’s convenience, we have recited the Staff’s comment in bold type and provided the Company’s response immediately thereafter.

Current Report on Form 8-K filed February 1, 2011

General

1.
We note that you have completed the acquisition of a significant amount of assets otherwise than in the ordinary course of business. It is unclear how you determined that you are not required to provide the financial statements of Xsovt, LLC in answer to Items 2.01 and 9.01 of Form 8-K.  Please note that Item 9.01(c) of Form 8-K is unavailable to shell companies. In this regard, we note that in your most recent Form 10-Q you state that your “plan of operation for the next 12 months is to: (i) consider guidelines of industries in which our Company may have an interest; (ii) adopt a business plan regarding engaging in business in any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a going concern engaged in any industry selected.”  Please advise or amend your filing to include the financial information required by Items 2.01 and 9.01 of Form 8-K.

The Company acknowledges the Staff’s comment.  At the outset, we would like the Staff to know that the Company is committed to making all required disclosures in accordance with Commission rules and regulations, including the financial statements of Xsovt, LLC (“Xsovt”).

Furthermore, the Staff is advised that, during the process leading up the consummation of the transactions described in the 8-K (the “Transactions”), the management of both the Company (RxBids) and the management of Xsovt and their respective advisors were mindful of the potential issue raised by the Staff in its comment and took affirmative steps to address the issue, as set forth below.  Based on its evaluation, the Company believes that the Company was not a “shell company” prior to, as of or following the Transactions and that, therefore, audited financial statements of Xsovt are required to be provided 71 days after the filing deadline for 8-K and were not required to be filed at the time of the initial filing of the 8-K.

18-B Neal Court ● Oceanside, NY  11572
(516) 740-2929

Ms. Maryse Mills-Apenteng February 10, 2011 Page 2 of 4

It is important for the Staff to note that, since voluntarily becoming a reporting company via the filing of a Form 10 in 2008 and through the date hereof, the Company has not been a shell company due to the fact that it continuously maintained an operating business.  To refresh the Staff’s recollection of the historical facts, RxBids was incorporated on June 8, 2004 under the laws of the State of Nevada.  Since that time, the Company’s business has been, via the Company’s website www.rxbids.com, to provide consumers a way to purchase low cost prescription medications through the submission of competitive bids by pharmacies (the “RxBids Business”).  In every quarterly or annual report filed by the Company, the Company never checked the box indicating that it was a shell company.  Moreover, the RxBids Business was described and related financial information about the RxBids Business was provided in each such report, including in the Company’s Form 10-Q for the period ended September 30, 2010 (the “September 10-Q”).

As part of the Transaction, Mr. Avi Koschitzki acquired majority control of the Company from certain selling stockholders, including Mr. Mack Bradley (“Bradley”), the founder of RxBids and, until the consummation of the Transaction, the President and Chief Executive Officer of the Company.  During the diligence and documentation process for the Transaction, Mr. Koschitzki and his representatives were advised and provided with documentation regarding the nature and history of the RxBids Business, including the following:

(a) the Company has maintained its website since its inception, and such website is currently functional;

(b) the Company filed a Certificate of Registration of a Service Mark with the State of Nevada on or about June 18, 2004, outlining its designated business, which is the same business it presently carries on and which is reflected in a statement of first use of the registered Service Mark filed March 1, 2004, a date just prior to its inception;

(c) on November 6, 2007, the Company was issued trademark by the U.S. Patent and trademark Office of the mark “RxBids” and considers this mark and related domain name as valuable assets;

(d) proceeds raised from the offering of the Company’s securities in December 2007 were substantially expended in the pursuit of RxBids Business;

(e) on July 20, 2010, through an application process, the Company’s common stock became eligible for inclusion in the DTC electronic trading system, which is not available for the securities of shell companies, and such eligibility remains in effect as of today; and

(f) included in the due diligence materials were numerous documents related to corporate expenditures made by the Company in pursuit of the RxBids Business, as well as publications and newspaper articles relating to the RxBids Business.

18-B Neal Court ● Oceanside, NY  11572
(516) 740-2929

Ms. Maryse Mills-Apenteng February 10, 2011 Page 3 of 4

The Staff is further advised that in addition to the foregoing, and again mindful of the need to ensure the Company’s status as a non-shell, it was a closing condition to the Transaction that the Company not be a shell, and in furtherance of such condition, Mr. Koschitzki and the Company received an opinion of legal counsel opining, among other matters, to the effect that the Company was not a shell company as defined in Rule 144(i)(1) promulgated under the Securities Exchange Act of 1934, as amended.  This opinion was provided at the closing of the Transaction and was relied on by the Company in part in making a determination of whether the financial statements of Xsovt were required to be filed with the initial 8-K.

Notwithstanding all of the foregoing, the Company acknowledges that the disclosure appearing in the September 10-Q and referenced by the Staff in its comment raises a question regarding the Company’s non-shell status.  However, the Company submits that such disclosure is not inconsistent with the fact that during the period covered by the September 10-Q (and thereafter), the Company maintained and continued to operate the RxBids Business.  The disclosure referenced by the Staff was intended to convey to Company shareholders what was obvious – namely, that the Company had not yet been successful in achieving its operational goals for the RxBids Business of increased site traffic, revenue and profitability. However, such disclosure was not intended to indicate that the Company was giving up the RxBids Business, but rather that concurrently with operating the RxBids Business, and in the exercise of their fiduciary duty to the shareholders, the Company’s management would consider adding other businesses in order to increase shareholder value.  This exercise of management’s fiduciary duties does not mean that the Company by definition became a shell company.

Based on information provided by Bradley in an affidavit to the Company, dated February 8, 2011, which affidavit confirms the due diligence undertaken prior to the consummation of the Transactions, the Company maintains that notwithstanding the referenced disclosure in the September 10-Q, during the period covered by the September 10-Q, and since then, the Company did in fact continue to operate the RxBids Business (which business did not and does not constitute “nominal operations” as defined in Rule 144(i)(1)), and that, therefore, the Company was not a shell company.  In particular, the Bradley affidavit indicates that during the last six months of 2010, approximately 100 people signed up for the RxBids website, and approximately 14 persons (including six who purchased in January 2011) purchased product via the site.  Some of the potential purchasers who registered with the site were rejected because they were seeking to fill prescriptions for Schedule III drugs, which are controlled substances that RxBids does not fill.  Furthermore, during this period, Mr. Bradley kept in constant contact with the approximately nine U.S. and Canadian pharmacies that utilize the RxBids website.  This contact usually involved price comparisons for potential purchasers, which is the core of the RxBids Business.  Included as part of Mr. Bradley’s affidavit are screen captures from the RxBids website showing the first names and prescription submission dates for the customers for whom prescriptions were filled during this period, as well as a list of the pharmacies with whom the Company has dealings.

The Company further notes that the September 10-Q did not disclose or account for the RxBids Business as a discontinued operation, which would have indicated the Company’s abandonment of such business.

Finally, the Company submits that it was not and is not a shell company due to the fact that the business, assets and certain liabilities associated with the RxBids Business, including all intellectual property, remain with the Company.  Such business, assets and liabilities are the subject of reciprocal, non-mandatory buy/sell options for consideration in favor the Company and Bradley, which options have not been exercised as of the date hereof.  As such, the business and assets of each of the historical RxBids Business and the business, assets and liabilities of Xsovt are housed within the Company or its subsidiary, with the effect that there could not have been a time when the Company was a shell company.

18-B Neal Court ● Oceanside, NY  11572
(516) 740-2929

Ms. Maryse Mills-Apenteng February 10, 2011 Page 4 of 4

In light of the foregoing, the Company respectfully submits that it has not been, never was and is not currently a “shell company” and therefore the Company is required to provide the audited financial statements and related pro forma information relating to the Xsovt business by 71 days following the due date of the 8-K.  The Company is committed to meeting this critical deadline as well as to continuing to provide all required disclosure to the public.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.  If the Staff has any questions or would like additional information, please contact the undersigned at (516) 740-2929.  We look forward to working with you to resolve any remaining questions the Staff may have.

Sincerely, /s/ Avi Koschitzki Avi Koschitzki President, Chief Executive Officer and Secretary Xsovt Brands, Inc.